UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                            POOL ENERGY SERVICES CO.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                   732788-10-4
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                                 (CUSIP Number)


                               Anthony G. Petrello
                             Nabors Industries, Inc.
                        515 West Greens Road, Suite 1200
                              Houston, Texas 77067
                                 (281) 874-0035
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                November 24, 1999
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             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)

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                                  SCHEDULE 13D


CUSIP No.     732788-10-4
-------------------------

(1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NABORS INDUSTRIES, INC.
     93-0711613

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                       (b) [ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS

     WC, OO

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [  ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

       NUMBER OF    (7)  SOLE VOTING POWER             897.09
        SHARES
     BENEFICIALLY   (8)  SHARED VOTING POWER           102.91
       OWNED BY
         EACH       (9)  SOLE DISPOSITIVE POWER        897.09
       REPORTING
        PERSON      (10) SHARED DISPOSITIVE POWER      102.91
         WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,000

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%

(14) TYPE OF REPORTING PERSON

     CO, HC

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                                  SCHEDULE 13D

CUSIP No.     732788-10-4
-------------------------

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NABORS ALASKA DRILLING, INC.
     92-0029773

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                       (b) [ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS

     OO

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     ALASKA

       NUMBER OF    (7)  SOLE VOTING POWER             0
        SHARES
     BENEFICIALLY   (8)  SHARED VOTING POWER           102.91
       OWNED BY
         EACH       (9)  SOLE DISPOSITIVE POWER        0
      REPORTING
        PERSON      (10) SHARED DISPOSITIVE POWER      102.91
         WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     102.91

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.29%

(14) TYPE OF REPORTING PERSON

     CO

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          This Amendment No. 3 to Schedule 13D amends and supplements the
Schedule 13D filed by Nabors Industries, Inc. on November 13, 1998, as amended on November 23, 1998 and as further amended on January 13, 1999. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented hereby, the Schedule 13D remains in effect.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On November 24, 1999, Nabors completed the acquisition of Pool Energy Services Co. The acquisition was consummated through a merger of Starry Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of Nabors, with and into Pool, pursuant to the previously announced Agreement and Plan of Merger, dated as of January 10, 1999, as amended, by and among Nabors, Starry Acquisition Corp. and Pool. The merger agreement and the merger were approved by the shareholders of Pool at a special meeting of shareholders held on September 28, 1999.

          Pursuant to the terms of the merger agreement, as of the effective time of the Merger, each outstanding share of common stock, without par value, of Pool, other than shares of Pool common stock held in the treasury of Pool and shares owned by Nabors or any of its subsidiaries, was converted into the right to receive 1.025 shares of common stock, par value $.10 per share, of Nabors. At the effective time, the former shareholders of Pool received approximately 19,260,082 shares of Nabors common stock in the aggregate. Pursuant to the merger agreement, Nabors will pay cash instead of fractional shares of Pool common stock based on a price per share of $26.43. Nabors will use working capital to finance such amount.

          Pursuant to the merger agreement, at the effective time, options to purchase 149,774 shares of Pool common stock were exchanged for options to purchase 153,519 shares of Nabors common stock and options to purchase 1,111,461 shares of Pool common stock were exchanged for approximately $17.7 million in cash in the aggregate. In each case, all options to purchase Pool common stock were cancelled and ceased to be outstanding.

          The foregoing description of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the merger agreement incorporated herein by reference to Annex A to the Joint Proxy Statement/Prospectus dated August 9, 1999, forming part of the Registration Statement on Form S-4 (Registration No. 333-84781) of Nabors.

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ITEM 4.   PURPOSE OF TRANSACTION.

          (a)  Not applicable.

          (b) The purpose of the merger was to acquire the entire equity interest in Pool. See Item 3 for a description of the merger and the merger agreement.

               In addition, following the merger, Pool reincorporated in Delaware and changed its legal name to Nabors Holding Company. The reincorporation of Pool in Delaware and its name change to Nabors Holding Company is part of a larger process of integrating Pool and its subsidiaries into the Nabors group of companies.

          (c)  Not applicable.

          (d) In accordance with the terms of the merger agreement, at the effective time, the board of directors of Starry Acquisition Corp. became the board of directors of Pool as the surviving corporation in the merger and the officers of Starry Acquisition Corp. became the officers of Pool. Nabors may make further changes to the board of directors and management of Nabors Holding Company following the date hereof.

          (e) Nabors Holding Company's Certificate of Incorporation provides that the authorized capital stock of Nabors Holding Company is 1,000 shares of common stock, par value $.10 per share. Following the reincorporation, Nabors continues to own approximately 90% of the voting securities of Nabors Holding Company and Nabors Alaska continues to own the remaining 10% of the voting securities of Nabors Holding Company.

          (f) As set forth in the response to section (b) of this Item 4, Nabors is currently in the process of integrating Pool and its subsidiaries with the Nabors group of companies. Accordingly, Nabors may make additional changes to the business and/or corporate structure of Nabors Holding Company.

          (g) In accordance with the terms of the merger agreement, at the effective time, the Articles of Incorporation and the Bylaws of Pool were amended to, among other things, change the authorized capital stock of Pool and change the number of directors of Pool. In addition, the reincorporation of Pool in Delaware and the name change to Nabors Holding Company included the filing of a Certificate of Incorporation in Delaware and the adoption of Bylaws of Nabors Holding Company.

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
          (h) Prior to the effective time of the merger, Pool common stock was quoted on the Nasdaq National Market System. Nabors and Pool caused the Pool common stock to cease to be quoted on such system.

          (i) Nabors intends to cause the Pool common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, as soon practicable.

          (j) Except as set forth in this Amendment, Nabors has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (i) of this Item 4 to Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As a result of the merger (including the conversion of the common stock of Starry Acquisition Corp. into common stock of the surviving corporation), and the subsequent reincorporation of Pool in Delaware as Nabors Holding Company, Nabors beneficially owns an aggregate of 1,000 shares of common stock of Nabors Holding Company. Such shares constitute 100% of the outstanding Nabors Holding Company common stock. Nabors Alaska beneficially owns 102.91 shares of Nabors Holding Company common stock. Such shares constitute approximately 10.29% of the outstanding Nabors Holding Company common stock.

          (b) Nabors has the sole power to vote and the sole power to dispose of 897.09 shares of Nabors Holding Company common stock reported herein as being beneficially owned by it. Nabors has shared power to vote and shared power to dispose of 102.91 shares of Nabors Holding Company common stock reported herein as being beneficially owned by it. Such power is shared with Nabors Alaska.

          (c) Other than the merger and the reincorporation and as otherwise described herein, there have been no transactions with respect to Pool common stock in the past 60 days prior to the date hereof by Nabors or Nabors Alaska.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Item 3 for a description of the treatment of options to purchase Pool Common Stock in the Merger.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          2.1 Agreement and Plan of Merger by and among Nabors, Pool and Starry Acquisition Corp., dated as of January 10, 1999, as amended (incorporated herein by reference to Annex A to the Joint Proxy Statement/Prospectus dated August 9, 1999, forming part of the Registration Statement on Form S-4 (Registration No. 333-84781) of Nabors).

          2.2 Second Amendment to Merger Agreement, dated November 24, 1999 (incorporated by reference to Nabors Industries, Inc.'s Current Report on Form 8-K (Commission File No. 1-9245) dated November 24, 1999).

          99.1 Press Release, issued by Nabors and Pool on November 24, 1999 (incorporated by reference to Nabors Industries, Inc. Current Report on Form 8-K (Commission File No. 1-9245) dated November 24, 1999).

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NABORS INDUSTRIES, INC.

Date:  December 1, 1999                 By:  /s/ Anthony G. Petrello
                                             -----------------------------------
                                             Anthony G. Petrello
                                             President


                                        NABORS ALASKA DRILLING, INC.

Date:  December 1, 1999                 By:  /s/ Richard A. Stratton
                                             -----------------------------------
                                             Richard A. Stratton
                                             Vice President

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